June 4, 2026

Via EDGAR United States Securities and Exchange Commission Division of Corporate Finance Office of Technology 100 F Street, N.E. Washington, D.C. 20549 Attn: Corey Jennings

Re:	Request for Acceleration – Bitzero Holdings Inc. Amendment No. 1 to Registration Statement on Form 40-F

(SEC File No. 001-43300)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Bitzero Holdings Inc. (the "Company"), respectfully requests that the Commission accelerate the effectiveness of the above-referenced Amendment No. 1 to the Registration Statement on Form 40-F (SEC File No. 001-43300), and permit said Registration Statement to become effective on or before 4:30 p.m. (Eastern Time) on June 8, 2026, or as soon thereafter as practicable.

The Company hereby authorizes Daniel D. Nauth, an attorney with our outside legal counsel, Nauth LPC, to orally modify or withdraw this request for acceleration.

Please contact Daniel D. Nauth of Nauth LPC at (416) 477-6031 with any questions with respect to this request.

Sincerely,

Bitzero Holdings Inc.

/s/ Mohammed Bakhashwain

Mohammed Bakhashwain

Chief Executive Officer

cc:	Daniel D. Nauth, Nauth LPC